No Act

16004090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 1/20/16

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 16 2016
Washington, DC 20549

February 16, 2016

Jon Filderman
Merck & Co., Inc.
jon.filderman@merck.com

Act: 1934
Section:
Rule: 14a-8 (OD S)
Public
Availability: 2-16-16

Re: Merck & Co., Inc.
Incoming letter dated January 20, 2016

Dear Mr. Filderman:

This is in response to your letter dated January 20, 2016 concerning the shareholder proposal submitted to Merck by Laszlo R. Treiber. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Laszlo R. Treiber

FISMA & OMB Memorandum M-07-16

February 16, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated January 20, 2016

The proposal requests that the company assign new employees to entry-level positions only and select individuals for its higher-level research and management positions exclusively from the ranks of its long-time employees, who have demonstrated their competence, highest ethical standards and loyalty.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to Merck's ordinary business operations. In this regard, we note that the proposal relates to procedures for hiring and promoting employees. Proposals concerning a company's management of its workforce are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Merck relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

January 20, 2016

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Merck & Co., Inc. - Shareholder Proposal Submitted by Laszlo R. Treiber dated November 8, 2015

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Merck & Co., Inc., a New Jersey corporation ("Merck" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 12, 2015, the Company received a shareholder proposal (the "Proposal") from Laszlo R. Treiber, Ph.D. (the "Proponent"). The Company intends to omit the Proposal from its proxy materials to be distributed by the Company in connection with its 2016 Annual Meeting of Shareholders (the "2016 Proxy Materials") for the reasons set forth below and respectfully requests that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") confirm that it will not recommend any enforcement action against the Company for excluding the Proposal.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing to the Staff (i) this letter and (ii) the Proposal and cover letter submitted by the Proponent. Also, in accordance with Rule 14a-8(j)(1), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and supporting statements from the 2016 Proxy Materials and the reasons for the omission. This letter is being filed with the Staff pursuant to Rule 14a-8(j)(1) no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Staff.

The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to only the Company. In addition, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company in accordance with Rule 14a-8(k) and Section E of SLB No. 14D.

I. The Proposal

The resolution portion of the Proposal states:

> RESOLVED: I propose that Merck & Co. assigns new employees to entry-level positions only and selects individuals for its higher level research and management positions exclusively from the ranks of its long-time employees, who have demonstrated their competence, highest ethical standards and loyalty.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

The Proponent is a former Company employee whose employment was terminated in 1999. Since his termination, in addition to this Proposal, he has submitted thirteen (13) shareholder proposals seeking to require the Company to inform shareholders and others about various aspects of disputes within the Company or to otherwise address various aspects of the Company's ordinary business operations, such as supervision of its employees, management of Company assets, and conduct of a legal compliance program. In each instance, the Staff has agreed that the Company may exclude the Proponent's proposal. See *Merck & Co., Inc.* (March 6, 2015) (excludable as relating to ordinary business operations); *Merck & Co., Inc.* (March 21, 2012) (excludable as relating to ordinary business operations (i.e., ongoing litigation)); *Merck & Co., Inc.* (February 10, 2011) (excludable because proponent failed to meet eligibility requirements); *Merck & Co., Inc.* (May 4, 2010) (excludable because Merck received the proposal after the deadline for submitting proposals); *Merck & Co., Inc.* (February 3, 2009) (excludable as relating to ordinary business operations (i.e., litigation strategy)); *Merck & Co., Inc.* (January 11, 2008) (excludable as relating to ordinary business operations (i.e., management of the workplace)); *Merck & Co., Inc.* (December 21, 2006) (excludable as relating to ordinary business operations); *Merck & Co., Inc.* (December 29, 2005) (excludable as relating to ordinary business operations (i.e., management of the workplace)); *Merck & Co., Inc.* (January 19, 2005) (excludable as relating to ordinary business operations (i.e., management of the workplace)); *Merck & Co., Inc.* (January 16, 2004) (excludable as relating to ordinary business operations (i.e., management of the workplace)); *Merck & Co., Inc.* (January 23, 2003) (excludable as relating to a personal claim or grievance); *Merck & Co., Inc.* (March 7, 2002) (excludable as relating to ordinary business operations (i.e., management of the workforce)); and *Merck & Co., Inc.* (February 9, 2001) (excludable as relating to its ordinary business operations (i.e., the decision to dismiss employees)).

II. Reasons for Omission

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals With Matters Relating to the Company's Ordinary Business Operations

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. As the Commission stated in its release adopting the 1998 amendments to Rule 14a-8, the underlying policy of this exclusion is consistent with the corporation laws of most states, that is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

The 1998 Release described "two central considerations" for the ordinary business operation exclusion: (1) "certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (2) some proposals seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." One example given by the Commission in the 1998 Release as representative of an "ordinary business" task is the "*management of the workforce, such as the hiring, promotion, and the termination of employees.*"

The Proposal would mandate that the Company "assign new employees to entry-level positions only" and "select individuals for its higher level research and management positions exclusively from the ranks of its long-time employees..." The Proposal falls directly within the ordinary business exclusion, as it seeks to dictate "management of the workforce, such as hiring and promotion of employees," and attempts to "micro-manage" the Company by probing into complex issues relating to the hiring and development of Company personnel.

In accordance with the 1998 Release, the Staff has consistently allowed the exclusion of proposals relating to a company's employment and employee development decisions. See, e.g., *Starwood Hotels & Resorts Worldwide, Inc.* (February 14, 2012) (permitting exclusion of a proposal requesting that management require verified US Citizenship for all workers in the US and minimize required training for foreign workers in the US because the proposal "relates to procedures for hiring and training employees" and "proposals concerning a company's management of its workforce are generally excludable" under Rule 14a-8(i)(7)); *Berkshire Hathaway Inc.* (January 31, 2012) (permitting exclusion of a proposal seeking the dismissal of company employees if they engage in certain violations because the proposal concerned the company's management of its workforce); *Anchor Bancorp Wisconsin, Inc.* (May 13, 2009) (permitting exclusion of a proposal requesting the restructuring of senior management because the proposal related to "the termination, hiring, or promotion of employees"); and *United Technologies* (February 19, 1993) (explaining that, as "a general rule, the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations").

The Staff has agreed that proposals from a former employee seeking to impose employment standards on the Company could be excluded under Rule 14a-8(i)(7) on the basis that they dealt with the Company's ordinary business operations. In fact, the Staff has permitted exclusion of substantially similar proposals from this Proponent on this basis ten (10) times: See *Merck & Co., Inc.* (March 6, 2015); *Merck & Co., Inc.* (March 21, 2012); *Merck & Co., Inc.* (February 3, 2009); *Merck & Co., Inc.* (January 11, 2008); *Merck & Co., Inc.* (December 21, 2006); *Merck & Co., Inc.* (December 29, 2005); *Merck & Co., Inc.* (January 19, 2005); *Merck & Co., Inc.* (January 16, 2004); *Merck & Co., Inc.* (March 7, 2002); and *Merck & Co., Inc.* (February 9, 2001).

We are mindful that, in the 1998 Release, the Commission noted that proposals relating to ordinary business matters would not be eligible for omission if they focused on social policy matters "sufficiently significant" so as to "transcend the day-to-day business matters." See also *AT&T Inc.* (February 2, 2011) (defining a "significant policy issue" for purposes of Rule 14a-8(i)(7) as one that is a "consistent topic of widespread public debate"). In this instance, the Proposal does not address or implicate any social policy matters as it solely relates to the Company's employment and promotion decisions.

For the foregoing reasons, we believe the Proposal should be excluded under Rule 14a-8a(i)(7).

<u>The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4) As it Relates To A Personal Claim or Grievance</u>

The Proponent was employed by the Company in its research department for over twenty years. His employment was terminated in 1999. Since 2000, the Proponent has submitted thirteen (13) shareholder proposals alleging various improprieties by the Company and its personnel, and every time the Staff has agreed there was some basis to exclude the proposal. The Proponent continues his campaign to seek redress of a personal claim or grievance that he has against the Company and senior members of the Company's research division. The Staff repeatedly has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. See *General Electric Company* (January 12, 2007) (proposal related to certification requirements of Sarbanes-Oxley excludable under Rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large); *Merck & Co., Inc.* (January 22, 2003) (proposal from the Proponent was excludable under Rule 14a-8(i)(4)); *ConocoPhillips* (March 7, 2008) (proposal to establish a special committee to oversee an investigation of the company); and *Texaco, Inc.* (March 18, 1993) (proposal regarding limits on executive and consultant compensation).

The Proposal is another variation on the substance of the proposals the Proponent has been submitting pursuant to Rule 14a-8 since his employment with the Company was terminated. The Company believes that the Proponent continues to use the submission of proposals alleging various improprieties by the Company and its personnel as a tactic designed to redress an existing personal grievance. In particular, as evidenced not only by the Proposal itself but also by the supporting statement, as in previous years, this Proponent is using this Proposal to attack the competence, integrity and ethical standards of Company management. Accordingly, we believe that this Proposal properly may be excluded under Rule 14a-8(i)(4) as related to the redress of a personal claim or grievance against the Company or designed to result in a benefit to the Proponent or further a personal interest, which benefit or interest is not shared with other security holders at large.

III. Conclusion

Accordingly, for the reasons explained above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2016 Proxy Materials.

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned at jon.filderman@merck.com.

If the Staff has any questions or requires additional information regarding the foregoing, please contact the undersigned at (908) 740-1828.

Very truly yours,

Jon Filderman
Managing Counsel
Corporate Legal Group

cc: Laszlo R. Treiber, Ph.D. (via UPS)

Exhibit A

Exhibit A

Office of the Secretary

NOV 12 2015

Laszlo R. Treiber, Ph.D.

FISMA & OMB Memorandum M-07-16

November 8, 2015

Ms. Katie E. Fedosz
Senior Assistant Secretary
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Dear Ms. Fedosz:

Enclosed please find my Proposal, which I request to be included in the Notice of Annual Meeting of Stockholders 2016. I express my intention to hold New Merck securities valued at least $4000.00 through the date of the 2016 Annual Meeting.

Very truly yours,

László R. Treiber

During the last thirty years Merck & Co. experienced a series of scientific, ethical, legal and financial setbacks. These events occurred after the Company abandoned its tradition of developing its leadership internally and replaced it with the practice of recruiting individuals from outside the Company to fill high-level positions.

RESOLVED: I propose that Merck & Co. assigns new employees to entry-level positions only and selects individuals for its higher level research and management positions exclusively from the ranks of its long-time employees, who have demonstrated their competence, highest ethical standards and loyalty.

SUPPORTING STATEMENTS: Merck & Co. was highly successful when its leadership was selected from scientists and managers developed within the organization. There is no substitute for the internal development and selection process based on sustained competence, integrity and loyalty demonstrated within the Company. The Company's records of the last thirty years clearly demonstrate the damage done by executives recruited from the outside, who have brought with them not only their questionable, self-promoting and deceptive credentials, or in some cases even outright incompetence, but also their self-serving practices, their lack of loyalty, their disregard for the Company's interests and abuse of authority. In 2009 Merck & Co.'s own Chief Strategy Officer, Merv Turner publicly acknowledged the substandard quality of the Company's research staff. Understandably enough, when Merck & Co. fills executive positions with individuals untested within the Company and gives them the absolute power over its research staff, the inevitable result will be a research staff matching the substandard competence and lack of integrity and loyalty of its executives.

Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033
Fax 908-735-1224

MERCK

VIA UPS

November 23, 2015

Laszlo R. Treiber. Ph.D.

FISMA & OMB Memorandum M-07-16

Dear Dr. Treiber:

This is to acknowledge your letter dated November 12, 2015, and your shareholder proposal regarding employee matters which you submitted for inclusion in the proxy materials for the 2016 Annual Meeting of Shareholders.

Very truly yours,

Katie E. Fedosz
Senior Assistant Secretary
FAX: 908-735-1224